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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY DOCUMENT SEQUENCE NO. CUSIP NUMBER WORK LOCATION
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
LUXOTTICA GROUP S.p.A	N/A	1-10421

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
Via Cantù 2		Milan	Italy	20123	011 39	02-863341

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE
Claudio and Debra Del Vecchio	###-##-####	Director	3 Toboggan Hill Path	Cold Spring Harbor	NY	11724-1200

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold	Aggregate Market Value	Number of Shares or Other Units Outstanding	Approximate Date of Sale	Name of Each Securities Exchange
			(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(See instr. 3(f)) (MO. DAY YR.)	(See instr. 3(g))

ADRs(1)	Benjamin Securities, Inc. 378 South Oyster Bay Rd. Hicksville, New York 11801		50,000	$865,000(2)	454,477,033	09/13/2004	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities
	(c)	Issuer's S.E.C. file number, if any			are intended to be sold
	(d)	Issuer's address, including zip code		(c)	Number of shares or other units to be sold (if debt securities,
	(e)	Issuer's telephone number, including area code			give the aggregate face amount)
				(d)	Aggregate market value of the securities to be sold as of a specified
2.	(a)	Name of person for whose account the securities			date within 10 days prior to the filing of this notice
		are to be sold		(e)	Number of shares or other units of the class outstanding,
	(b)	Such person's I.R.S. identification number,			or if debt securities the face amount thereof outstanding, as shown
		if such person is an entity			by the most recent report or statement published by the issuer
	(c)	Such person's relationship to the issuer (e.g., officer,		(f)	Approximate date on which the securities are to be sold
		director, 10% stockholder, or member of immediate		(g)	Name of each securities exchange, if any, on which the securities
		family of any of the foregoing)			are intended to be sold
	(d)	Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1174 (01-04)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

ADRs(1)	11/29/1990	Open Market Purchases	Open Market Purchases	120,000(3)	12/03/1990	Cash
ADRs(1)	06/14/1996	Open Market Purchases	Open Market Purchases	10,000(4)	06/18/1996	Cash

INSTRUCTIONS:	1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.	2.	If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

None.

REMARKS:
(1)	One ADR represents one ordinary share, par value Euro 0.06 per share, of Luxottica Group S.p.A.
(2)	Based on the closing bid price on September 10, 2004
(3)	Adjusted to reflect the 2-for-1, 5-for-1 and 2-for-1 stock splits of Luxottica Group S.p.A.'s ordinary shares effected in July, 1992, April 1998 and June 2000, respectively.
(4)	Adjusted to reflect the 5-for-1 and 2-for-1 stock splits of Luxottica Group S.p.A.'s ordinary shares effected in April 1998 and June 2000, respectively.

INSTRUCTIONS:	ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

September 13, 2004	/s/ CLAUDIO DEL VECCHIO
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01-04)